FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 26309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Securities Registration Record N°0114

Santiago, August 12, 2014

                                                                                                              Ger. Gen. N° 133 /2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449

Santiago, Chile

Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and established under General Norm N° 30 of the Superintendence, and duly authorized, I hereby inform you of a significant event:

On August 11, Empresa Nacional de Electricidad S.A. (Endesa Chile) was notified of Resolution N°421, dated August 11, 2014, issued during the administrative sanctioning procedure D-015-2013 of the Environmental Superintendence against the Company, related to the “Ampliación Central Termoeléctrica Bocamina Segunda Unidad” project, by which the company was acquitted of a charge, but had various fines imposed in the amount of 8,640.4 “Unidades Tributarias Anuales”, which represents the charges incurred by the authority in the aforementioned procedure. The resolution has not yet been finalized.

The company is evaluating further legal actions and the related financial effects, which will be duly informed as soon the evaluation ends.

Sincerely,

Joaquin Galindo V.

Chief Executive Officer

s.b.p.: Ramiro Alfonsin B.	s.b.p.: Ignacio Quiñones S.

Santa Rosa 76 – Teléfono (56-2) 2630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: August 12, 2014